APP 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019927

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44344

RECEIVED MAR 08 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2001 (MM/DD/YY) AND ENDING Dec 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. RIVKIN + CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 West Delaware Avenue
(No. and Street)

Pennington	New Jersey	08534-2201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony V. Bruno — 718-273-3362
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno, Anthony V. — Anthony V. Bruno C.P.A
(Name — *if individual, state last, first, middle name*)

1336 Forest Avenue	Staten Island	NY	10302
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Harold Rivkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Rivkin & Co., Inc., as of Dec. 31st, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

President

Title

Cynthia G Schreiber

Notary Public

CYNTHIA G. SCHREIBER
NOTARY PUBLIC OF NEW JERSEY
My Comission Expires 12/03/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITOR'S REPORT

LIEBMAN, BRUNO, CICERO & LOVERDE LLP

CERTIFIED PUBLIC ACCOUNTANTS

1336 Forest Ave. • Staten Island, NY 10302 • Tel:(718)273-3362 • Fax:(718)273-7681 • Fax:(718)273-4262
81 Oak Hill Road • Red Bank, NJ 07701 • Tel:(732)933-9144 • Fax:(732)933-9244

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the accompanying statements of financial condition of H. Rivkin and Company, Inc. as of December 31, 2001 and December 31, 2000 and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above, presents fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 - 13 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman, Bruno, Cicero & LoVerde

LIEBMAN, BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 18, 2002

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash	$ 5,090	$ 4,041
Brokers' receivable	35,564	13,143
Interest income receivable	-	740
Inventory - securities	100,260	174,561
Prepaid expenses	-	1,698
Deferred tax asset	73,871	56,663
Total Current Assets	214,785	250,846
PROPERTY, PLANT and EQUIPMENT - Net		
Machinery and equipment	28,248	28,248
Furniture and fixtures	18,375	18,375
	46,623	46,623
Less: accumulated depreciation	40,475	35,526
Total Property, Plant and Equipment	6,148	11,097
OTHER ASSETS		
Due from affiliate	5,000	5,000
Security deposits	-	-
Total Other Assets	5,000	5,000
TOTAL ASSETS	$ 225,933	$ 266,943

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Payroll taxes payable	2,845	-
Accrued expenses	1,426	4,726
Total Current Liabilities	4,271	4,726
LONG TERM LIABILITIES		
STOCKHOLDERS' EQUITY		
Common stock - par value $.01		
Authorized - 200,000 shares		
Issued - 25,500 shares	70,000	70,000
Additional paid-in capital	149,659	119,659
Retained earnings	2,003	72,558
Total Stockholders' Equity	221,662	262,217
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 225,933	$ 266,943

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 & 2000

	2001	2000
REVENUE		
Commission income	$ 7,319	$ 5,425
Trading income	62,205	176,866
	-	-
Total Revenue	69,524	182,291
COST OF SALES	21,307	55,462
Gross Profit	48,217	126,829
OPERATING EXPENSES		
Officer's salaries	10,250	36,250
Office salaries	42,666	27,875
Depreciation & amortization	4,950	5,860
Advertising & promotion	30	694
Travel & entertainment	8,868	15,265
Telephone	10,956	19,478
Rent	20,900	26,350
Legal & professional services	4,356	8,023
Licenses & registration	4,344	5,612
Payroll & miscellaneous taxes	9,378	6,900
Dues, publications, & seminars	1,050	1,050
Office, stationary & printing	6,354	10,228
Postage & delivery	691	1,338
Insurance	8,217	11,228
Auto lease expense	3,297	3,746
Utilities repairs & maintenance	988	1,812
Bank charges & miscellaneous	407	220
Total Operating Expenses	137,702	181,929
Loss From Operations	(89,485)	(55,100)
OTHER INCOME (EXPENSE)		
Interest & dividend income	5,514	15,006
Interest expense	-	(2,438)
Unrealized loss	(13,602)	(67,801)
Miscellaneous income	10,010	3,546
Other Income - Net	1,922	(51,687)
Loss before income tax	(87,563)	(106,787)
		-
Income tax provision	(200)	(605)
Deferred tax benefit	17,208	27,608
NET LOSS	(70,555)	(79,784)
Retained earnings - beginning of the year	72,558	152,342
Retained earnings - end of the year	$ 2,003	$ 72,558

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 & 2000

	Total	Common Stock Par Value .01	Additional Paid-in Capital	Retained Earnings
Balance at beginning of year - January 1, 2000	$ 342,001	$ 70,000	$ 119,659	$ 152,342
Net Loss - December 31, 2000	(79,784)			(79,784)
Stockholders' equity at December 31, 2000	262,217	70,000	119,659	72,558
Additional Paid-in Capital	30,000		30,000	
Net Loss December 31, 2001	(70,555)			(70,555)
Stockholders' equity at December 31, 2001	$ 221,662	$ 70,000	$ 149,659	$ 2,003

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 & 2000

	2001	2000
Cash Flows From Operating Activities		
Net Loss	$ (70,555)	$ (79,784)
Adjustments to reconcile net income to net cash flows used by operating activities		
Depreciation and amortization	4,950	5,860
Unrealized loss	13,602	67,801
Deferred tax benefit	(17,208)	(27,608)
(Increase) in brokers' receivable	(22,421)	(495)
Decrease in interest income receivable	740	414
Decrease in inventory account	60,699	24,361
Decrease in prepaid expenses & deposits	1,698	10,495
Increase in due from affiliate	-	(5,000)
Decrease in accrued commissions, payroll	-	-
taxes & other expenses	(456)	(2,116)
NET CASH USED BY OPERATING ACTIVITIES	(28,951)	(6,072)
Cash Flows From Financing Activities		
Additional paid-in capital	30,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	30,000	-
NET INCREASE (DECREASE) IN CASH	**1,049**	**(6,072)**
CASH AT BEGINNING OF YEAR	**4,041**	**10,113**
CASH AT END OF YEAR	**$ 5,090**	**$ 4,041**

The accompanying notes and Independent Auditor's Report should be read in conjunction with the financial statements

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business Activity

The Company is a registered broker dealer with the National Association of Securities Dealers (NASD) and is active in the secondary market for corporate bonds and bank loans.

Method of Accounting

The books of account reflect transactions on the accrual method of accounting. For income tax reporting, the Company has adopted the cash method.

Property and Equipment

Property and equipment are carried at cost. For property acquired in prior years, the straight-line method is used. Under this method, depreciation is provided by using recovery lives of 5 years for equipment and 7 years for furniture and fixtures.

Statement of Cash Flows

The Company in compliance with Federal Accounting Standard Board (FASB) No. 95, has adopted the cash flow method of presenting its statement of changes in financial position.

Income Taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supercedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax attributable to temporary differences and/or carryforwards. (See Note 8).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided Southwest Clearing Corporation At December 31, 2001 & 2000 the account balances of $35,564 and $13,143 represented trading profits settled in 2001 & 2000 respectively that had not been transferred by the clearing house until 2002 & 2001 respectively.

Note 3 - Inventory - Securities

The inventory - securities account balances at December 31, 2001 & 2000 of $100,260 and $174,561 respectively are stated at the quoted market values with the resulting unrealized gain or loss reflected in the statement income.

Note 4 - Prepaid Expenses

Prepaid expenses at December 31, 2001 & 2000 are summarized as follows:

	2001	2000
Prepaid interest & sales taxes	$	$ 1,698
	$ -0-	$ 1,698

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 5 - Commitments

Minimum annual rental lease commitments for the main office and equipment are as follows:

2002 (New Jersey)	$ 22,800

Note 6 - Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $123,118, which exceeded its required net capital by $23,118 .

Note 7 - Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax asset has been estimated using the tax rates in effect at the present time.

A reconciliation between financial statement income and taxable income at December 31, 2001 is as follows:

Financial statement loss before taxes	$ (87,563)
Adjustments for:	
Permanent differences	11,525
Temporary differences	(23,283)
Federal taxable loss	$ 99,321)

The above reconciliation resulted in potential tax benefits from net operating loss carrybacks reflected in the statement of income and retained earnings as follows:

Federal	$ 8,269
State	8,939
	$ 17,208

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 8 - Pension Plan

During 1997, the company established a retirement plan, which covers substantially all employees, as defined in the plan document. For the year ended December 31, 2001, no contribution was made.

Note 9 - Related Parties

During 1997, an affiliated company, H. Rivkin and Company (Bermuda) Inc., was established to handle off shore transactions. For the year ended December 31, 2000, $5,000 of rent expense was allocated to the affiliate for the use of office space shared by both companies.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2001

TOTAL ASSETS	$ 225,933
LESS TOTAL LIABILITIES	4,271
NET WORTH	221,662
ADD SUBORDINATED LOANS	-
ADJUSTED NET WORTH	221,662
LESS NON-ALLOWABLE ASSETS	84,929
CURRENT CAPITAL	136,733
LESS HAIRCUTS	13,615
NET CAPITAL	123,118
REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	$ 23,118
AGGREGATE INDEBTEDNESS	**$ 4,271**
AGGREGATE INDEBTEDNESS TO NET CAPITAL	**3.47 %**

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
DECEMBER 31, 2001

POSITION

SECURITIES SUBJECT TO 40% H. C.				
LONG	$	0.00		
SHORT	$	0.00		
SECURITIES SUBJECT TO 30% H. C.				
LONG	$	54,364.00		
SHORT		0.00		
TNC		138,048.00		

HAIRCUTS

1. -40% H. C.			
LONG	$ 0.00 x 40%	$	0.00
SHORT	$ 0.00 x 40%	$	0.00
2. -15% H. C. ON THE GREATER OF THE LONG OR SHORT			
LONG	54,364.00 x 15%	$	8,155

EXCESS HAIRCUT:

THE LESSER OF LONG OR SHORT	$	0.00		
LESS 25% OF THE GREATER OF THE LONG OR SHORT POSITION	$	(13,591.00)		
EXCESS 15% x	$	0.00	$	0.00

UNDUE CONCENTRATION: (based on 10.00% TNC)

ANY SECURITY > 500 SHARES & > $13,804.80

STOCK VAL.	$ 0.00	100% H. C.	UNDUE CONC.
$ 18,018.00	$13,804.80	15%	$632.00

TOTAL OF UNDUE CONCENTRATION	$	632

OTHER HAIRCUT:

TYPE	BALANCE	HAIRCUT	SUBTOTAL	
CNA Financial Corp	$ 16,460	9.00%	$ 1,481	
Rapid American	$ 1,435	100.00%	$ 1,435	
Clark USA Note	$ 16,400	6.00%	$ 984	
Russian Federation	$ 11,600	8.00%	$ 928	
TOTAL OF OTHER HAIRCUT				$ 4,828
TOTAL HAIRCUT				**$ 13,615**

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

ACCOUNT NAME	AMOUNT
FURNITURE & FIXTURES	$ 18,375
ACCUM. DEPREC. - FURN. & FIXT.	(13,768)
MACHINERY & EQUIPMENT	28,248
ACCUM. DEPREC. - MACHINERY & EQUIPMENT	(26,707)
DEPOSITS	-
PREPAID EXPENSES	-
INTEREST INCOME RECEIVABLE	-
DEFERRED TAX ASSETS	73,781
DUE FROM AFFILIATE	5,000
TOTAL NON-ALLOWABLE ASSETS	$ 84,929

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

ACCOUNT NAME	AMOUNT
PAYROLL TAXES PAYABLE	$ 2,845
ACCRUED EXPENSES	1,426
TOTAL AGGREGATE INDEBTEDNESS	$ 4,271

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001

LIEBMAN, BRUNO, CICERO & LOVERDE LLP
CERTIFIED PUBLIC ACCOUNTANTS
1336 Forest Ave. • Staten Island, NY 10302 • Tel:(718)273-3362 • Fax:(718)273-7681 • Fax:(718)273-4262
81 Oak Hill Road • Red Bank, NJ 07701 • Tel:(732)933-9144 • Fax:(732)933-9244

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the accompanying statements of financial condition of H. Rivkin and Company, Inc. as of December 31, 2001 and December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial condition referred to above, presents fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Liebman, Bruno, Cicero & LoVerde

LIEBMAN, BRUNO, CICERO & LO VERDE
Certified Public Accountants

February 18, 2002